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SEC FILE NUMBER
8-17359

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Stonegate Capital Markets, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 Crescent Court, Suite 370
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Zach Amrein	214-987-4121	zach@stonegateinc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., PC
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zach Amrein _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stonegate Capital Markets, Inc. _____, as of 12/31 _____, 2025 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STONEGATE CAPITAL MARKETS, INC.
TABLE OF CONTENTS
DECEMBER 31, 2025

Page



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Stonegate Capital Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stonegate Capital Markets, Inc. as of December 31, 2025, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stonegate Capital Markets, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Stonegate Capital Markets, Inc.'s management. Our responsibility is to express an opinion on Stonegate Capital Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Stonegate Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Schedule II, Statement Regarding Reserve Requirements and Possession or Control Requirements ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of Stonegate Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of Stonegate Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC

We have served as Stonegate Capital Markets, Inc.'s auditor since 2008.
Dallas, Texas
February 19, 2026

STONEGATE CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash	$	74,661
Receivable from Affiliate		11,774
Prepaid Expenses		11,241
TOTAL ASSETS	$	97,676

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accrued Liabilities	$	5,215
TOTAL LIABILITIES		5,215

SHAREHOLDER'S EQUITY

Common Stock, $1 Par Value, 800,000 Shares Authorized	
1,000 Shares Issued and Outstanding	1,000
Preferred Stock, 200,000 Shares Authorized, No Shares Issued	-
Additional Paid-in-Capital	1,634,516
Accumulated Deficit	(1,543,055)
Total Shareholder's Equity	92,461

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	97,676

STONEGATE CAPITAL MARKETS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUE

Alternative Services Fees	$	45,000
Royalty Commissions		372
Total Revenue		45,372

EXPENSES

Compensation and Benefits		135,184
Communications and Development		1,365
Regulatory Expenses		16,545
Occupancy, Operating and Overhead		81,816
Total Expenses		234,910
LOSS BEFORE PROVISION FOR TAXES		(189,538)
NET LOSS	$	(189,538)

STONEGATE CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Total
Balance, January 1, 2025	$ 1,000	$ 1,467,163	$ (1,353,517)	$ 114,646
Shareholder Contributions	-	167,353	-	167,353
Net Loss	-	-	(189,538)	(189,538)
Balance, December 31, 2025	$ 1,000	$ 1,634,516	$ (1,543,055)	$ 92,461

STONEGATE CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(189,538)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities:		
Non-cash expense sharing agreement fees		114,353
Change in operating assets and liabilities:		
Decrease in receivable from affiliate		15,670
Increase in prepaid expenses		(191)
Increase in accrued liabilities		5,214
Total adjustments		135,046
Net Cash Used in Operating Activities		(54,492)

CASH FLOWS FROM FINANCING ACTIVITIES

Shareholder contributions	53,000
Net Cash Provided by Financing Activities	53,000

NET DECREASE IN CASH	(1,492)

CASH

Beginning of Year		76,153
End of Year	$	74,661

SUPPLEMENTAL CASH FLOW DISCLOSURES

Capital Contributions made in lieu of expense sharing fees	$	114,353

STONEGATE CAPITAL MARKETS, INC.

1. ORGANIZATION AND NATURE OF BUSINESS

Stonegate Capital Markets, Inc. (the "Company') was incorporated in Texas, in 1972. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's office is located in Dallas, Texas. The Company is a wholly owned subsidiary of Griffith Shelmire Partners, Inc. (the "Parent"). The Company's main source of revenue is providing alternative services which are private transactions in which the Company provides capital raising, advisory and investment banking services throughout the United States.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to underwriting or selling group participant on a best-efforts basis only for firm commitment offerings, private placement of securities, mergers and acquisitions, create and distribute research – no buy/hold recommendations and introduce institutional customers to other broker-dealers and receive fees.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment advisory services, and institutional private placement of securities throughout the United States.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer which provides capital raising, advisory and investment banking services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business predominantly in the forecasting process, to manage the Company. Additionally, CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or to pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Significant Judgements

Revenue from contracts with customers includes alternative services fees, and royalty commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Alternative Services Fees

Stonegate Capital Markets, Inc. provides boutique banking, capital raising, and advisory services to the alternative asset industry and offers unique investment opportunities to institutional investors, single and multi-family offices and RIAs. The Company receives fees for advisory and investment banking services.

Note 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company believes that the performance obligation for providing advisory services is satisfied over time as individually identifiable services are provided, and revenue is recognized at that time. Investment banking fees are generally recognized at the point in time that performance under the arrangement is completed, generally the closing date of the transaction. The Company believes that the performance obligation is satisfied on the closing date because that is when investors are identified, funding is agreed upon, and the risks and rewards are transferred to the investor.

Royalty Commissions

Royalty commissions include payment from entities for the resale of research and are recognized as revenue in the period services are provided.

Fair Value of Financial Instruments

Cash, receivables, and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Receivables and Credit Policy

Receivables from customers and affiliates are stated at the amounts management expects to collect. The carrying amounts of receivables are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In Management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of December 31, 2025.

Note 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Income Tax

The Company files a consolidated federal income tax return with the Parent. Any resulting provision or benefit for federal income taxes is recorded as receivable from or payable to the Parent and represents the applicable share allocated to the Company, calculated at the appropriate Federal income tax rate. The Company is subject to income taxes in the state of Texas, subject to certain exemptions.

In the current year, the Company had a tax loss and the Parent is not expected to utilize the loss; therefore, no adjustment for the current year income tax benefit was recorded.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2025, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $69,447 which was $19,447 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.08 to 1 at December 31, 2025.

4. CONCENTRATION OF CREDIT RISK

The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash. The Company is engaged in brokerage activities in which it acts as an agent connecting companies with institutional investors. In the event a transaction closes and the company does not fulfill its obligations to pay the contractual fee, the Company may be exposed to risk. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash and receivables.

5. CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

6. RELATED PARTY TRANSACTIONS AND CONCENTRATION OF REVENUE

The Company and the Parent have entered into an expense sharing agreement ("Agreement") to share certain office related expenses, last amended June 15, 2021. The Agreement continues until terminated by either party. For the year ended December 31, 2025, the Company incurred expense sharing of $114,353 of which capital contributions were made by the Parent of $114,353 in lieu of receiving cash payments from the Company. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

7. **RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**

    Recently issued accounting standards that have been issued or proposed by the FASB or other standards setting bodies, are not expected to have a material impact on the Company's financial position or results of its operations.

8. **SUBSEQUENT EVENTS**

    The Company has performed an evaluation of the events that have occurred subsequent to December 31, 2025, through February 19, 2026, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.

STONEGATE CAPITAL MARKETS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

NET CAPITAL

Total Shareholder's Equity Qualified for Net Capital	$	92,461
Less Non-allowable Assets		
Receivable from affiliate		11,773
Prepaid expenses		11,241
Net Capital	$	69,447

AGGREGATE INDEBTEDNESS

	$	5,215

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$	347.67
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	50,000
Minimum Net Capital Requirement	$	50,000
Net Capital in Excess of Minimum Required	$	19,447
Net Capital in Excess of Minimum Required at 120% of Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	9,447

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

	0.08 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2025 and the corresponding unaudited filing of Part IIA of the FOCUS Report/Form X-17A5 filed by Stonegate Capital Markets, Inc. Accordingly, no reconciliation is necessary.

STATEMENT OF CHANGES IN LIABILITIES TO CLAIMS OF GENERAL CREDITORS

No statement is required as no subordinated liabilities existed at any time during the year.

STONEGATE CAPITAL MARKETS, INC.
SCHEDULE II
STATEMENT REGARDING RESERVE REQUIREMENTS AND
POSSESSION OR CONTROL REQUIREMENTS
AS OF DECEMBER 31, 2025

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to underwriting or selling group participant on a best efforts basis only for firm commitment offerings, private placement of securities, mergers and acquisitions, create and distribute research – no buy/hold recommendations and introduce institutional customers to other broker-dealers and receive fees. The Company does not hold funds or securities. As a Non-Covered Firm, the Computation for Determination of Customer Reserve Requirements and Information Relating to Possession or Control Requirements for Customers are not required.



McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Stonegate Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Stonegate Capital Markets, Inc. ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to underwriting or selling group participant on a best-efforts basis only for firm commitment offerings, private placement of securities, mergers and acquisitions, create and distribute research – no buy/hold recommendations and introduce institutional customers to other broker-dealers and receive fees. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2025, without exception.

Stonegate Capital Markets, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements throughout the most recent fiscal year, December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonegate Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co., PC

Dallas, Texas
February 19, 2026

Stonegate Capital Markets, Inc.'s
Exemption Report
500 Crescent Court, Suite 370/ Dallas, Texas 75201
214-987-4121

Exemption Report

Stonegate Capital Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to Underwriting or selling group participant on a best efforts basis only for firm commitment offerings, Private placement of securities, Mergers and Acquisitions, Create and distribute research – no buy/hold recommendations and Introduce institutional customers to other broker-dealers and receive fees, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Stonegate Capital Markets, Inc.

I, Zach Amrein, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Zach Amrein, Chief Financial Officer
January 15, 2026